Journey Resources Corp.

November 30, 2007
(Expressed in Canadian Dollars)

Consolidated Financial Statements

  Auditors’ Report

  Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

  Consolidated Balance Sheets

  Consolidated Statements of Operations and Deficit

  Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss

  Consolidated Statements of Cash Flows

  Notes to the Consolidated Financial Statements

Auditors’ Report

To the Shareholders of:
JOURNEY RESOURCES CORP.

We have audited the Consolidated Balance Sheets of Journey Resources Corp. as at November 30, 2007 and 2006 and the Consolidated Statements of Operations and Deficit, Comprehensive Loss, and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C.
February 12, 2008, except as to Note 15
which is as of March 17, 2008

Comments by Auditors for U.S. Readers on
Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to these consolidated financial statements.

Our report to the shareholders dated February 12, 2008, except as to Note 15 which is as of March 17, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C.
February 12, 2008, except as to Note 15
which is as of March 17, 2008

JOURNEY RESOURCES CORP.

Consolidated Balance Sheets
As at November 30, 2007 and 2006
(Expressed in Canadian Dollars)

	2007	2006
	$	$
ASSETS
CURRENT
Cash	448,401	30,474
Accounts Receivable	1,366	1,366
GST Recoverable	16,156	16,167
Share Subscriptions Receivable (Note 11f)	10,000	169,000
Prepaid Expenses (Note 11e)	59,174	56,947

	535,097	273,954
Marketable Securities (Note 5)	478,170	219,037
Due from Related Parties (Notes 11e)	-	18,203
Due from Joint Venture Partner	52,821	-
Reclamation Bond (Note 6)	6,818	6,818
Property and Equipment (Note 8)	300,003	8,395
Mineral Properties (Note 7)	3,249,024	2,781,047

	4,621,933	3,307,454

LIABILITIES
CURRENT
Accounts Payable and Accrued Liabilities	173,262	498,440
Short-Term Loan (Note 9)	200,000	-

	373,262	498,440
Deferred Gain on Contribution to Joint Venture (Note 7c)	178,502	-

SHAREHOLDERS’ EQUITY
Share Capital (Note 10)	10,029,591	6,626,840
Contributed Surplus (Note 10a)	1,222,406	924,607
Accumulated Other Comprehensive Loss	(76,409)	-
Deficit	(7,105,419)	(4,742,433)

	4,070,169	2,809,014

	4,621,933	3,307,454

Nature and Continuance of Business (Note 1)
Changes in Accounting Policies (Note 2)
Commitment (Note 12)
Subsequent Events (Note 15)

Approved by the Directors:

“Jatinder Bal”	“Robert Bryce”
Jatinder (Jack) Bal, Director	Robert Bryce, Director

JOURNEY RESOURCES CORP.

Consolidated Statements of Operations and Deficit
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

	2007	2006
	$	$
EXPENSES
Accounting and Audit	82,653	52,757
Advertising and Communications	15,770	40,291
Amortization	54,201	946
Consulting Fees	152,303	243,080
Filing and Transfer Agent Fees	57,259	31,423
Interest on Short-Term Loan (Note 9)	7,500	-
Investor Relations	654,235	263,396
Legal	32,169	94,294
Management Fees (Note 11)	90,500	87,000
Office	142,571	55,488
Rent	43,378	28,694
Stock Based Compensation (Note 10d)	305,468	536,753
Travel	49,448	36,821

	1,687,455	1,470,943

LOSS BEFORE OTHER ITEMS	(1,687,455)	(1,470,943)

Administrative and Office Support Fee Income (Note 11b)	15,000	-
Amortized Gain on Contribution to Joint Venture (Note 7c)	4,680	-
Foreign Exchange (Loss) Gain	(6,800)	2,714
Gain on Sale of Marketable Securities	118,928	-
Interest Income	378	8,004
Operator Management Fee Income	2,509	-
Writedown Mineral Property (Note 7b)	(810,226)	-

NET LOSS FOR THE YEAR	(2,362,986)	(1,460,225)

Deficit, Beginning of the Year	(4,742,433)	(3,282,208)

DEFICIT, END OF THE YEAR	(7,105,419)	(4,742,433)

BASIC AND DILUTED LOSS PER SHARE	(0.09)	(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING	27,718,098	19,375,422

JOURNEY RESOURCES CORP.

Consolidated Statements of Comprehensive Loss and
Other Accumulated Comprehensive Loss
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

	2007	2006
	$	$
COMPREHENSIVE LOSS:
Net Loss for the Year	(2,362,986)	(1,460,225)
Other Comprehensive Loss:
Cumulative Effect of Adopting New Accounting Policies (Note 2)	54,963	-
Reclassification Adjustment for Realized Gains on Available-for-	(54,963)	-
Sale Securities to Net Income
Net Change in Unrealized Loss on Available-for-Sale Securities	(76,409)	-
	(76,409)	-
Comprehensive Loss for the Year	(2,439,395)	(1,460,225)

ACCUMULATED OTHER COMPREHENSIVE LOSS:
Balance, Beginning of the Year	-	-
Other Comprehensive Loss for the Year	(76,409)	-
Balance, End of the Year	(76,409)	-

JOURNEY RESOURCES CORP.

Consolidated Statements of Cash Flows
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

	2007	2006
	$	$
CASH WAS PROVIDED FROM (UTILIZED FOR):

OPERATING ACTIVITIES
Net Loss for the Year	(2,362,986)	(1,460,225)

Non-Cash Items:
Amortization	54,201	946
Stock Based Compensation	305,468	536,753
Amortized Gain on Contribution to Joint Venture	(4,680)	-
Gain on Sale of Marketable Securities	(118,928)	-
Unrealized Foreign Exchange Loss	-	14
Writedown Mineral Property	810,226	-

	(1,316,699)	(922,512)

Change in Non-Cash Working Capital Accounts (Note 13a)	(380,215)	355,959

	(1,696,914)	(566,553)

FINANCING ACTIVITIES

Advances from (to) Related Parties	18,203	(11,388)
Shares Issued for Cash	2,687,410	2,272,320
Receipt of Share Subscriptions Receivable	169,000	-
Share Issue Costs	(189,328)	(110,202)
Proceeds from Sale of Marketable Securities	337,965	-
Short-Term Loan Advances	200,000	-

	3,223,250	2,150,730

INVESTING ACTIVITIES

Purchase of Equipment	(345,809)	(8,282)
Mineral Properties Costs	(762,600)	(1,829,306)
Reclamation Bond	-	(6,818)
Acquisition of Subsidiary, Net of Cash Acquired	-	(10)

	(1,108,409)	(1,844,416)

INCREASE (DECREASE) IN CASH	417,927	(260,239)

Cash, Beginning of the Year	30,474	290,713

CASH, END OF THE YEAR	448,401	30,474

Supplemental Cash Flow Information (Note 13)

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF BUSINESS

Journey Resources Corp. (the “Company”) is a mineral exploration resource company incorporated under the laws of the Province of British Columbia, Canada on March 29, 2000 under the name Access West Capital Corporation. On June 12, 2002, the Company changed its name to Journey Unlimited Omni Brand Corporation, and on November 4, 2005, to Journey Resources Corp.

The Company is presently in the business of acquisition, exploration and development of mineral properties. It presently owns mining concessions in Guerrero State, Mexico, and mineral claims in Idaho, U.S.A. and Peru.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. The Company continues to incur operating losses, and has a consolidated deficit of $7,105,419 as at November 30, 2007.

The Company's ability to continue operations is uncertain and is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of these properties. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES

Effective December 01, 2006, the Company adopted the accounting standards as set out in Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges” of the Canadian Institute of Chartered Accountants (CICA) Handbook. These standards have been adopted on a prospective basis with no restatement to the prior years’ financial statements.

a)	Comprehensive Income

Comprehensive income is the change in net assets from transactions related to non-shareholder sources. The Company presents gains and losses which would otherwise be recorded as part of net earnings in “other comprehensive income” until it is considered appropriate to recognize them into net earnings. The Company presents comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

b)	Financial Instruments

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 2 – CHANGES IN ACCOUNTING POLICIES (Continued)

b)	Financial Instruments (Continued)

The Company classifies its financial instruments into one of the following balance sheet categories:

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be transferred to and recorded in net income; and

Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

Cash is classified as held-for-trading and accordingly carried at its fair value;

Accounts receivable, share subscription receivable, and amounts due from related parties and joint venture partner are classified as loans and receivables, and accordingly carried at their amortized costs;

Marketable securities are classified as available-for-sale and accordingly carried at their fair values; and

Accounts payable and accrued liabilities and short terms loans are classified as other financial liabilities and are currently carried at their amortized cost.

The classification and remeasurement of the Company’s opening balances for financial instruments other than available-for-sale financial assets has resulted in no material gains or losses that require an adjustment to the Company’s opening deficit balance as at December 01, 2006. The transition adjustment arising from re-measuring available-for-sale financial assets at fair value are recognized in opening accumulated other comprehensive income as at December 01, 2006.

c)	Hedging

This new accounting standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly-owned Mexican subsidiary, Minerales Jazz S.A. de C.V. (Note 4), its wholly-owned Peruvian subsidiary, Minera Journey Resources Peru S.A.C. incorporated on September 18, 2007, and two wholly-owned inactive subsidiaries, Journey Unlimited Equipment Inc. (Canada) and Journey Unlimited Equipment Inc. (U.S.A.). All inter- company transactions and balances have been eliminated.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a)	Basis of Consolidation (Continued)

The Company’s 50% interest in the Vianey Mine Joint Venture, which is subject to joint control, is consolidated on a proportionate basis whereby the Company includes in these consolidated financial statement its proportionate share of the assets, liabilities, revenues and expenses of the joint venture (Note 7c).

b)	Foreign Currency Translation

The Company’s foreign operations are determined to be of an integrated nature and are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization which is translated at the historical rates associated with the assets being amortized. Foreign exchange gains and losses from the translation of foreign operations are reflected in operations for the current year.

c)	Marketable Securities

Effective December 01, 2006, the Company has adopted new accounting standards for financial instruments (Note 2). The Company has classified its marketable securities as available-for-sale financial assets which are carried on the balance sheet at their fair value. Fair value is based on quoted market prices. Unrealized gains or losses on the change in fair value are recognized in other comprehensive income until the marketable securities are sold, at which time the cumulative gains or losses previously recognized in accumulated other comprehensive income are recognized in net income.

Prior to December 01, 2006, the Company recorded marketable securities at the lower of cost and market value. As at November 30, 2006, the fair value of the Company’s marketable securities was $274,000.

d)	Property and Equipment

Property and equipment are recorded at cost and amortized at the following rates on a declining balance basis, except in the year of acquisition, when one half of the rates are used:

Computer Equipment	30%
Exploration Equipment	30%
Furniture and Fixtures	20%

e)	Mineral Properties

The Company’s mineral properties are in the exploration stage and therefore, the Company capitalizes all expenditures related to the acquisition, exploration and development of mineral properties until such time as the properties are placed into commercial production, abandoned, sold or considered to be impaired in value. Costs of producing properties are amortized on a unit-of-production basis based on proven and probable reserves. Costs of abandoned properties are written off to operations. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Adjustments to carrying value due to impairment are charged to operations.

Property option payments received are credited against the cost of mineral properties. Where option payments received exceed the recorded acquisition costs of mineral claims, the amount in excess of the capitalized costs is credited to operations.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Mineral Properties (Continued)

The Company has not yet determined the amount of reserves available on the properties owned. The recoverability of the capitalized costs for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties and on future production or proceeds of disposition. The Company assesses the impairment of a mineral property whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of the capitalized costs is then determined by a comparison of the carrying amount of the property to future undiscounted net cash flows expected to be generated by the mineral property. If a mineral property is considered to be impaired, that property is written down to its estimated net realizable value.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest in accordance with general industry standards, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and therefore title may be affected.

f)	Asset Retirement Obligation

The Company records the fair value of a liability for an asset retirement obligation, including site closure and reclamation costs associated with exploration activities on its mineral properties, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by that amount. The liability is accreted over time for changes in the fair value through charges to accretion expense. The costs capitalized to the related assets are depleted to earnings in a manner consistent with the underlying assets.

As at November 30, 2007 and 2006, the Company has determined that it does not have any material obligations for asset retirement obligations.

g)	Impairment of Long-Lived Assets

Long-lived assets are reviewed by the Company for possible impairment whenever events or changes in circumstances indicate that carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flow expected to result from the use of the asset and its eventual disposition. As at November 30, 2007 and 2006, management believes there has been no impairment of the Company’s long-lived assets with the exception of the Empire Mine Project for which the Company recorded a writedown of $810,226 in the year ended November 30, 2007 (Note 7b).

h)	Revenue Recognition

As the Company is the operator of the Vianey Mine Joint Venture (Note 7c), operator management fee income is charged to the joint venture partner based on 5% of the joint venture partner’s portion of the exploration and development expenditures. Operator management fee income is recognized once the related expenditures have been incurred and collection is reasonably assured.

Interest income and administrative and office support fee income is recognized when earned and collection is reasonably assured.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Loss Per Common Share

Basic loss per common share is calculated using the weighted average number of shares issued and outstanding during the year. Diluted loss per share is the same as basic loss per share as the effect of issuance of shares on the exercise of stock options and warrants is anti-dilutive.

j)	Share Capital and Stock Based Compensation

The Company records proceeds from share issuances net of related share issue costs. Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company’s shares on the date of share issuance.

The Company grants stock options to management, directors, employees and consultants. The Company recognizes compensation expense for options and broker warrants issued under the fair value based method in accordance with CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock- Based Payments”. The fair value of each option grant is estimated on the date of the grant and recognized over the vesting period, with the offsetting amounts credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus amount is transferred to share capital.

k)	Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities. These differences are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will ultimately realize those assets.

l)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties and property and equipment, the determination of the amortization period of property and equipment, the estimated amount of accrued liabilities and asset retirement obligations, the realization of future tax assets, and the determination of the fair value of stock- based compensation. Actual results may differ from these estimates.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit or interest rate risk. The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars, Mexican Pesos and Peruvian New Sols, and as such, is subject to risk due to fluctuations in exchange rates. Foreign exploration expenditures of the Company are due and payable in the short-term and accordingly, management believes there is not significant exposure to foreign currency fluctuations. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

n)	Future Accounting Changes

On December 01, 2006, the CICA issued three new accounting standards: Section 1535 “Capital Disclosures”, Section 3862 “Financial Instruments – Disclosure”, and Section 3863 “Financial Instruments – Presentation”. These new standards will be effective commencing December 01, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

New Sections 3862 and 3863 replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

o)	Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year. These reclassifications have no effect on the net loss for the years ended November 30, 2007 and 2006.

NOTE 4 – BUSINESS ACQUISITION

On April 11, 2005, the Company entered into a share purchase agreement (“the Agreement”) with Murcielago Capital S.A. (“Murcielago”) to acquire 5,000,000 common shares (out of a total of 5,050,000 issued and outstanding shares) of Minerales Jazz S.A. de C.V. (“Minerales Jazz”), a private Mexican mining exploration company. The main asset held by Minerales Jazz is the Vianey Mine concession, located in Guerrero State, Mexico.

Upon signing the Agreement, the Company made a cash payment of $150,000, issued 900,000 common shares valued at $360,000, and granted 100,000 share purchase warrants valued at $3,336. Each share purchase warrant entitled the holder to acquire one common share of the Company at a price of $0.40 per share. The warrants were not exercised and expired on July 20, 2006. During the year ended December 31, 2005, the Company incurred professional and sponsorship fees related to the purchase of Minerales Jazz in the amount of $82,383 which have been included in acquisition costs.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 4 – BUSINESS ACQUISITION (Continued)

On September 11, 2006, the Company exercised its option to purchase the remaining 50,000 common shares of Minerales Jazz by making a nominal cash payment of $10.

On June 06, 2007, the Company issued an additional 500,000 common shares to Murcielago upon the completion of a recommended work program. This share issuance represented contingent consideration, and the fair value of these common shares of $185,000 has been recognized as subsequent additional acquisition costs in 2007.

Total acquisition costs recorded are $780,729. The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the identifiable assets acquired and liabilities assumed on July 20, 2005 as follows:

$
Net Identifiable Assets Acquired:
Mineral Property	777,484
Other Assets	3,245

780,729
Consideration paid:
Cash	150,010
Fair Value of Shares Issued	545,000
Fair Value of Share Purchase Warrants Issued	3,336
Acquisition Costs	82,383

780,729

These consolidated financial statements include the results of operations of Minerales Jazz commencing from July 20, 2005, the date of acquisition.

In addition, the Company has agreed to issue 800,000 common shares on or after that date which is seven business days following the earlier of (i) the completion of an economically viable pre-feasibility study on the Vianey Mine, and (ii) the commencement of commercial production. This conditional share issuance is considered contingent consideration, the outcome of which cannot be determined without reasonable doubt. Consequently, no amount is recognized for this portion of the acquisition until the contingency is resolved and the shares are issued or become issuable.

NOTE 5 – MARKETABLE SECURITIES

As of November 30, 2007, the Company owned 2,100,000 (2006 – 600,000) common shares of Wits Basin Precious Minerals Inc. (“Wits Basin”). These shares are listed on the Over-The-Counter Bulletin Board in the United States and are subject to resale restrictions under the US Securities Law, unless the Company exercises its piggyback rights with Wits Basin to register these shares with the US Securities and Exchange Commission.

Upon adoption of the new accounting standards for financial instruments on December 01, 2006 (Note 2), the Company measured the marketable securities at fair value and reported an adjustment of $54,963 to the opening balance of Accumulated Other Comprehensive Loss. Unrealized losses of $76,409 on the available for sale securities for the year ended November 30, 2007 are reported in Other Comprehensive Loss in the current year. There is no tax impact resulting from these adjustments in Other Comprehensive Loss as the Company has sufficient unrecorded future income tax assets available to offset future income tax liabilities.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 6 – RECLAMATION BOND

During the year ended November 30, 2006, the Company deposited US$5,800 (CDN$6,818) with the United States Department of Agriculture Forest Service for future mineral claim site reclamation costs associated with the Musgrove Creek Gold Project (Note 7a).

NOTE 7 – MINERAL PROPERTIES

					Joint
					Venture
	2005	Additions	2006	Additions	Adjustments	2007
	$	$	$	$	$	$

(a) Musgrove Creek Gold
Project, Idaho, USA
Acquisition Costs	241,915	131,837	373,752	85,300	-	459,052
Exploration Expenditures:
Administrative	-	8,797	8,797	18,394	-	27,191
Assay	-	48,085	48,085	4,456	-	52,541
Drilling	-	246,159	246,159	133,261	-	379,420
Field Supplies	-	2,663	2,663	8,244	-	10,907
Geochemical Survey	-	91,991	91,991	109,258	-	201,249
Geological	-	54,529	54,529	42,092	-	96,621
Maintenance Fees	-	11,073	11,073	-	-	11,073
Staking and Recording	-	6,766	6,766	11,629	-	18,395

	241,915	601,900	843,815	412,634	-	1,256,449

(b) Empire Mine Project
Idaho, USA
Acquisition Costs	-	522,269	522,269	50,000	-	572,269
Exploration Expenditures:
Administrative	-	18,483	18,483	27,998	-	46,481
Assay	-	58,391	58,391	86,155	-	144,546
Drilling	-	500,412	500,412	-	-	500,412
Engineering	-	34,271	34,271	47,740	-	82,011
Field Costs	-	167,569	167,569	6,252	-	173,821
Geochemical	-	-	-	7,876	-	7,876
Geological	-	125,192	125,192	37,803	-	162,995
Staking and Recording	-	-	-	19,815	-	19,815
Writedown Property	-	-	-	(810,226)	-	(810,226)

	-	1,426,587	1,426,587	(526,587)	-	900,000

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 7 – MINERAL PROPERTIES (Continued)

					Joint
					Venture
	2005	Additions	2006	Additions	Adjustments	2007
	$	$	$	$	$	$

(c) Vianey Mine Silver Project,
Guerrero State, Mexico
Acquisition Costs	592,474	30,010	622,484	185,000	(583,666)	223,818
Option Payments Received	-	(219,037)	(219,037)	(187,936)	406,973	-
Exploration Expenditures:
Administrative	4,000	15,279	19,279	6,000	(21,969)	3,310
Drilling	-	225,325	225,325	108,681	(334,006)	-
Engineering	-	-	-	-	15,000	15,000
Field and Exploration	41,393	128,116	169,509	38,175	(156,467)	51,217
Geological	-	52,905	52,905	14,000	(43,989)	22,916
Fees and Permits	-	-	-	-	5,328	5,328
Recovery from Optionee	-	(359,820)	(359,820)	(687,515)	1,047,335	-

	637,867	(127,222)	510,645	(523,595)	334,539	321,589

(d) Silver Mountain
Project, Peru
Acquisition Costs	-	-	-	758,632	-	758,632
Exploration Expenditures:
Administrative	-	-	-	12,000	-	12,000
Assay	-	-	-	354	-	354

	-	-	-	770,986	-	770,986

	879,782	1,901,265	2,781,047	133,438	334,539	3,249,024

a)	Musgrove Creek Gold Property

On November 30, 2005, the Company signed an option agreement, as amended on May 23, 2007 (the “Agreement”) with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc. to acquire all rights, title and interest to the Musgrove Creek Gold Property (“Musgrove Property”). The Musgrove Property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, USA.

Under the terms of the Agreement, the Company was granted an option to earn a 100% interest in the Musgrove Property by making $225,000 in cash payments ($25,000 paid on signing of letter of intent, $75,000 on signing of option agreement, $100,000 on November 15, 2006, and $25,000 on May 23, 2007) and issuing 375,000 common shares of the Company (300,000 shares issued on November 30, 2005 and 75,000 shares issued on June 13, 2007). In addition, the Company issued 100,000 common shares valued at $32,500 as a finder’s fee on November 30, 2005.

In 2006, the Company staked and recorded an additional 40 claims contiguous to the Musgrove Property.

On June 13, 2007, the Company fulfilled all of its obligations under the Agreement and earned a 100% interest in the Musgrove Property.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 7 – MINERAL PROPERTIES (Continued)

a)	Musgrove Creek Gold Property (Continued)

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 paid on the third anniversary of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of US$1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of US$100,000 on the property during the term of the lease. As at November 30, 2007, the Company has paid a total of US$55,000 for the third and fourth annual lease payments to the underlying lessor, and has incurred a total of $797,397 (US$717,806) of exploration expenditures on the property.

b)	Empire Mine Property

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) to acquire a 50% lease interest in certain mining claims known as the Empire Mine Property (“Empire Property”). The Empire Property consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District, Custer County, Idaho, USA. On January 09, 2007, the Company staked and recorded an additional 10 claims contiguous to the Empire Property.

Under the terms of the agreement, the Company earned a 50% lease interest in the property by making a non-refundable deposit of US$50,000 (paid on April 20, 2006 and May 29, 2006), a cash payment of $200,000 (paid on May 29, 2006), and issuing 700,000 common shares of the Company (issued on June 12, 2006 with a fair value of $203,000). In addition, the Company issued 200,000 common shares valued at $58,000 as a finder’s fee on June 12, 2006.

On June 26, 2006, Trio was served with a Statement of Claim asserting they were in breach of the underlying lease agreement with respect to the ownership of the mineral claims. Trio filed a Statement of Defense and Counterclaim on July 20, 2006. The Company’s interest in the Empire Mine is wholly derived from its option agreement with Trio, and in the event that Trio’s interest in the Empire Mine is terminated, the interest of the Company will also be terminated.

On September 27, 2007, the Company and Trio entered into an amended agreement whereby the Company made additional cash payments totalling $50,000. In exchange, Trio agreed to defer the exploration expenditure requirement under the original agreement, pending the outcome of the litigation between Trio and the underlying lessor.

Subsequent to year-end on February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee will purchase 100% right, title and interest in the Empire Mine property from the Company and Trio for a total of $1,000,000, pending completion of a satisfactory due diligence review and subject to court approval (Note 15d). The Company will pay $100,000 to Trio upon receipt of the $1,000,000 settlement. As a result of this settlement, the Company has written off $810,226 in costs incurred with respect to the project as at November 30, 2007.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 7 – MINERAL PROPERTIES (Continued)

c)	Vianey Mine Silver Property – Joint Venture

On April 11, 2005, the Company acquired 100% of Minerales Jazz, the beneficial holder of the Vianey Mine concession (Note 4). The Vianey Property is held pursuant to an exploitation concession issued on May 5, 1979 by the government of Mexico and will expire in 2029, unless renewed.

On June 28, 2006, the Company signed an Option Agreement with Wits Basin whereby the Company granted Wits Basin the option to acquire up to a 50% interest in the Vianey Property. On December 18, 2006, Wits Basin earned a 25% interest in the Vianey Property by issuing 600,000 of its common shares (with a fair value of $219,037) to the Company and incurring US$500,000 in exploration expenditures. The Company also issued 100,000 common shares, with a fair value of $30,000, as a finder’s fee in fiscal 2006.

Pursuant to the Option Agreement, the Company and Wits Basin entered into a joint venture arrangement with a 75% and 25% interest respectively, for the exploration and development of the Vianey Mine Silver Project. The Company is the operator of the project.

On October 31, 2007, Wits Basin exercised its option to earn an additional 25% interest to increase its total interest to 50% in the Vianey Property by paying US$100,000 in cash and issuing a total of 2,100,000 of its common shares (500,000 shares with a fair value of $187,936 received on January 09, 2007 and 1,600,000 shares with a fair value of $366,643 received on October 29, 2007). The joint venture exploration and development arrangement has been changed accordingly with 50% interest owned by the Company and the remaining 50% interest owned by Wits Basin.

The use of the proportionate consolidation method has resulted in a deferred gain of $183,182 on the contribution of the Company’s interest in the Vianey Mine Property to the joint venture. The deferred gain is amortized on a straight line basis over a term of 40 years, and as such, the annual amortized gain is $4,680.

As at November 30, 2007, the Company has included its 50% share of the mineral property costs of the joint venture, being $321,589, in the Company’s consolidated financial statements.

The joint venture has no other assets or liabilities as at November 30, 2007, and has no revenues or expenses for the period from inception on December 18, 2006 to November 30, 2007.

d)	Silver Mountain Property

On October 18, 2007, the Company, through its wholly owned Peruvian subsidiary, Minera Journey Resources Peru SAC, acquired 100% interest in the Silver Mountain property in Peru.

The Company paid $80,000 and issued 2,500,000 common shares with a fair value of $625,000. In addition, 200,000 common shares of the Company valued at $50,000 were paid as a finders' fee.

The Company will pay a 1% net smelter royalty upon commencement of commercial production of the Property.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 8 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
2007
Computer Equipment	8,768	2,978	5,790
Exploration Equipment	341,128	51,169	289,959
Furniture and Fixtures	5,455	1,201	4,254

	355,351	55,348	300,003

2006
Computer Equipment	4,737	928	3,809
Furniture and Fixtures	4,804	218	4,586

	9,541	1,146	8,395

NOTE 9 – SHORT TERM LOAN

	2007	2006
	$	$
Short Term Loan	200,000	-

On August 27, 2007, the Company entered into a Loan Agreement for $200,000 by way of a promissory note for a period of one year in connection with the purchase of a diamond drill.

The loan was secured by the registration of a charge on the drill in the name of the Lender. The Loan is repayable on or before August 27, 2008, and bears interest at a rate of 15% per annum. In addition, the Company agreed to issue 100,000 bonus shares in January 2008. These shares were issued subsequent to year-end (Note 15b).

For the year ended November 30, 2007, the Company paid interest totalling $7,500.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 10 – SHARE CAPITAL

a)	Issued and Outstanding Common Shares and Contributed Surplus

Unlimited number of common shares without par value.

	Number of	Amount	Contributed
	Common Shares		Surplus
		$	$

Balance, November 30, 2005	14,190,898	4,004,723	387,854
Issued During the Year
For Cash
Private Placement (i)	3,765,232	1,129,570	-
Exercise of Warrants	5,745,000	1,311,750	-
For Mineral Properties
Empire Property (Note 7b)	900,000	261,000	-
Vianey Property (Note 7c)	100,000	30,000	-

Finder’s Fees and Share Issue Costs	-	(110,203)	-
Stock-Based Compensation on Options (Note 10d)	-	-	536,753

Balance, November 30, 2006	24,701,130	6,626,840	924,607

Issued During the Year
For Cash
Private Placements (ii)	8,458,430	2,394,750	-
Exercise of Warrants (i)	643,000	244,340	-
Exercise of Options	166,627	58,320	-
For Mineral Properties
Musgrove Property (Note 7a)	75,000	27,000	-
Vianey Property (Note 7c)	500,000	185,000	-
Silver Mountain Property (Note 7d)	2,700,000	675,000	-
Finder’s Fees and Share Issue Costs (ii)	-	(238,925)	49,597
Fair Value of Options Exercised	-	57,266	(57,266)
Stock-Based Compensation on Options (Note 10d)	-	-	305,468

Balance, November 30, 2007	37,244,187	10,029,591	1,222,406

(i)

During the year ended November 30, 2006, the Company completed a non-brokered private placement for 3,765,232 units at a price of $0.30 per unit for total proceeds of $1,129,570. Each unit consists of one share and one share purchase warrant (“Warrant”). Each warrant entitles the holder to purchase one additional share of the Company at $0.38 per share for a period of two years from the closing date.

The private placement was closed in two tranches. The first tranche of 2,536,666 Units was closed on January 13, 2006 for gross proceeds of $761,000. The second tranche of 1,228,566 Units was closed on March 21, 2006 for gross proceeds of $368,570. The Company paid finders’ fees totalling $91,056 in connection with this private placement. During the year ended November 30, 2007, 643,000 warrants of this private placement were exercised for total proceeds of $244,340.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 10 – SHARE CAPITAL (Continued)

a)	Issued and Outstanding Common Shares and Contributed Surplus (Continued)

(ii)

On April 24, 2007, the Company completed a private placement for 2,801,430 units at a price of $0.35 per unit for total proceeds of $980,500. Each unit consists of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of $0.55 for a period of two years. The Company paid finder’s and legal fees totalling $68,404 in connection with this private placement and issued 172,114 broker warrants with a fair value of $21,327. Each broker warrant is exercisable into one common share at a price of $0.55 for a period of two years

On October 15, 2007, the Company completed a private placement of 2,287,000 units at a price of $0.25 per unit for total proceeds of $571,750. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 for a period of two years. The Company paid finder’s and legal fees totalling $50,964 in connection with this private placement and issued 128,560 broker warrants with a fair value of $8,798. Each broker warrant is exercisable into one common share at a price of $0.35 for a period of two years.

On November 24, 2007, the Company completed a private placement of 3,370,000 units a price of $0.25 per unit for total proceeds of $842,500. Each unit consist of one common share and one-half of a share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.35 for a period of two years. The Company paid finder’s and legal fees totalling $69,960 in connection with this private placement and issued 154,600 broker warrants with a fair value of $19,472. Each broker warrant is exercisable into one common share at a price of $0.35 for a period of two years.

b)	Stock Options

The Company has established a stock option plan which provides for the granting of incentive stock options up to a maximum of 10% of the Company’s issued and outstanding common shares. The Company has issued options to directors, officers, employees and consultants. Terms of the options granted are subject to determination and approval by the Board of Directors. All options granted are subject to a four-month hold period from the date of grant as imposed by the TSX Venture Exchange.

	Number	Weighted Average
	of Options	Exercise Price
		$

Balance, November 30, 2005	1,315,000	0.39
Granted	1,500,000	0.31
Cancelled	(715,000)	0.42

Balance, November 30, 2006	2,100,000	0.32
Granted	1,200,000	0.34
Cancelled	(550,000)	0.35
Exercised	(166,627)	0.35

Balance, November 30, 2007	2,583,373	0.32

Subsequent to year-end and to the auditors’ report date, additional stock options were granted and exercised (Note 15a).

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 10 – SHARE CAPITAL (Continued)

b)	Stock Options (Continued)

As at November 30, 2007, the Company has the following options outstanding:

	Options Granted and Outstanding			Options Vested and Exercisable
		Weighted	Weighted		Weighted
		Average	Average	Number of	Average
Range of	Number	Remaining	Exercise	Shares	Exercise
Exercise Prices	of Shares	Contractual life	Price	Exercisable	Price

$0.30 to $0.40	2,583,373	3.46 year	$0.32	2,520,873	$0.32

The options expire between April 26, 2010 and November 13, 2012.

c)	Share Purchase Warrants

	Number of	Weighted Average
	Warrants	Exercise Price
		$

Balance, November 30, 2005	5,890,000	0.23
Issued	3,765,232	0.38
Exercised	(5,745,000)	0.23
Expired	(145,000)	0.32

Balance, November 30, 2006	3,765,232	0.38
Issued	6,085,204	0.45
Exercised	(643,000)	0.38

Balance, November 30, 2007	9,207,436	0.42

As at November 30, 2007, the Company has the following warrants outstanding:

Expiry Date

January 13, 2008	1,893,666	0.38
March 21, 2008	1,228,566	0.38
April 24,2009	2,973,544	0.55
October 15,2009	1,272,060	0.35
November 24,2009	1,839,600	0.35

	9,207,436	0.42

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 10 – SHARE CAPITAL (Continued)

d)	Stock Based Compensation

The fair value of stock options and brokers warrants granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the years ended November 30, 2007 and 2006:

	2007	2006
Risk-Free Annual Interest Rate	4.0 – 4.5%	3.9 – 4.4%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	69 - 192%	167 – 217%
Expected Life of Option	2 to 5 years	4 years

The weighted average fair value per share of stock options granted during the year ended November 30, 2007 was $0.27 (2006 – $0.32) per share. During the years ended November 30, 2007 and 2006, the Company respectively recognized $305,468 and $536,753 of stock based compensation expense for options granted to directors, officers, and consultants.

The weighted average fair value per share of broker warrants granted during the year ended November 30, 2007 was $0.10 (2006 - $Nil) per share. During the year ended November 30, 2007, the Company recognized stock based compensation expense of $49,597 (2006 - $Nil) in share issuance costs for broker warrants granted.

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company’s stock options and brokers warrants.

e)	Escrow Shares

As at November 30, 2007, the number of shares held in escrow was 150,865 (2006 – 248,168).

NOTE 11 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

a)	During the year ended November 30, 2007, the Company paid management fees of $90,500 (2006 – $51,000) to a company controlled by the President of the Company for management and consulting services.

b)	During the year ended November 30, 2007, the Company charged a fee of $15,000 (2006 – $Nil) to a related company with a common director, for administrative and office support.

c)

During the year ended November 30, 2006, the Company paid management fees of $36,000 to a company controlled by a person related to the President of the Company for management and consulting services and a finder’s fee of $7,600 in connection with a private placement completed in 2006. There were no fees paid to this related company during the year ended November 30, 2007.

d)	As at November 30, 2006, there was a short term loan of $10,000 included in the amounts due from related parties for advances to a company with a director in common. The loan was repaid in 2007.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 11 – RELATED PARTY TRANSACTIONS (Continued)

e)

As at November 30, 2006, there was $8,203 due from the President of the Company, included in the amount due from related parties, for legal and other fees paid by the Company. The amounts were repaid in 2007. As at November 30, 2007, prepaid expenses includes a travel expense advance of $8,909 paid to the President.

f)

As at November 30, 2006, share subscriptions receivable totalling $139,000 were due from the President of the Company for share purchase warrants exercised. The balance outstanding was received in 2007. As at November 30, 2007, there were no share subscriptions receivable amounts owing from related parties.

The balances due from related parties are unsecured, bear no interest and have no specified terms for repayment. All related party transactions were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

NOTE 12 – COMMITMENT

On April 01, 2006, the Company entered into a lease agreement for office premises commencing April 01, 2006 for a term of two years. The Company is committed to pay monthly basic rent of $1,993 plus monthly operating costs and taxes estimated at $2,100 for an estimated annual total of $49,116.

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

a)	Change in Non-Cash Working Capital Accounts

	2007	2006
	$	$
Accounts Receivable	-	(763)
GST Recoverable	11	10,534
Prepaid Expenses	(2,227)	(56,947)
Accounts Payable and Accrued Liabilities	(325,178)	403,135
Due from Joint Venture Partner	(52,821)	-

	(380,215)	355,959

b)	Significant Non-Cash Financing Activity

Shares Issued for Subscription Receivable	10,000	169,000

c)	Significant Non-Cash Investing Activities

Shares Issued for Mineral Properties	887,000	261,000
Shares Issued for Finder’s Fees	49,597	30,000
Shares of Wits Basin Received Pursuant to Option Agreement	(554,579)	(219,037)
Fair Value of Options Exercised Transferred to Share Capital	57,266	-

	439,284	71,963

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 14 – INCOME TAXES

a)	Provision for Income Taxes

A reconciliation of income taxes at the statutory tax rate is as follows:

	2007	2006
Combined Federal and Provincial Income Tax Rates	34.12%	34.12%
	$	$
Loss Before Income Taxes	(2,362,986)	(1,460,225)

Expected Income Tax (Recovery)	(806,250)	(498,229)
Tax Deductible Share Issue Costs	(32,302)	(19,382)
Items Not Deductible for Tax Purposes	562,441	183,463
Unrecognized Tax Benefits of Non-Capital Losses	218,494	334,148
Change in Income Tax Rate for Future Income Taxes	57,617	-
Income Tax Expense (Recovery)	-	-

(b)	Future Income Taxes

The tax effects of significant temporary differences that give rise to future income tax assets as at November 30, 2007 and 2006 are as follows:

Future Income Tax Assets:
Non-Capital Losses Carry-Forward	914,818	1,300,517
Tax Value in Excess of Net Book Value	136,217	7,416
Excess of Foreign Resource Expenditures over Mineral Properties	95,722	33,479
Share Issuance Costs	69,298	55,276

Valuation Allowance	(1,216,055)	(1,396,688)

Net Future Income Tax Assets	-	-

As at November 30, 2007, the Company has non-capital losses of approximately $3,388,215 which may be applied to reduce taxable income of future years, which expire as follows:

Year

2008	676,569
2009	60,969
2010	313,199
2014	48,557
2015	505,062
2026	974,623
2027	809,236

3,388,215

As at November 30, 2007, the Company has cumulative foreign resource deductible expenditures available to offset future foreign resource income in the amount of $3,737,661. These expenditures are carried forward indefinitely. Future tax benefits which may arise as a result of these losses and expenditures have not been recognized in these financial statements and have been offset by a valuation allowance.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 15 – SUBSEQUENT EVENTS

a)	Stock Options

Subsequent to year-end, the Company granted a total of 1,550,000 stock options to directors, officers and consultants of the Company: 50,000 stock options exercisable at $0.30 per share expiring on December 11, 2011; 300,000 stock options exercisable at $0.32 per share expiring on February 01, 2013; 1,200,000 stock options exercisable at $0.32 per share expiring on February 06, 2013.

To auditors’ report date, 750,000 of the stock options were exercised for gross proceeds of $232,500.

b)	Short-Term Loan

Pursuant to the Loan Agreement (Note 9), the Company issued a total of 100,000 common shares in January 2008.

c)	Silveria Property Option and Joint Venture Agreement

On February 05, 2008, the Company through its wholly-owned Peruvian subsidiary entered into an option and joint venture agreement (amended on March 17, 2008) with Grenville Gold Corporation (“Grenville”) to acquire up to a 75% interest in the Silveria property, located in the Huarochiri Province of Peru. The Company paid $200,000 upon signing a letter of intent on December 13, 2007. Grenville was a related company with a common director until March 12, 2008 at which date the director resigned from the boards of both Grenville and the Company.

Under the terms of the agreement, the Company may earn up to 75% interest in the Silveria property by fulfilling the following funding and expenditure requirements:

i)

funding of $1,300,000 towards development and exploration expenditures on the Property and issuance of 1,000,000 common shares of the Company on or before the seventh business day following the date the Exchange has accepted the agreement for filing, but in any event no later than June 30, 2008 (the “Approval Date”);

	ii)	funding of a further $1,500,000 on or before three months following the Approval Date, at which time the Company will have earned a 25% interest in the property and a joint venture will be formed;

iii)

funding of a further $3,000,000 on or before eight months following the Approval Date, at which time the Company will have earned another 25% interest for a total of 50% joint venture interest in and to the property; and

iv)

funding of a further $6,000,000 towards expenditures on the Property and an additional option payment of $1,000,000 to Grenville on or before January 31, 2011, at which time the Company will have earned another 25% interest for a total 75% joint venture interest in and to the property. Grenville shall, however, have a one-time option to elect to fund the equivalent amount of $6,000,0000 in order to maintain its 50% interest in and to the property, and have the joint venture continue to run on a 50/50 basis.

The agreement is subject to regulatory approval. As at auditors’ report date, such approval has yet to be granted.

Subsequent to year-end, Grenville filed a lawsuit against High Ridge Resources Inc. for slander to title of the Bella Rubia mineral exploration properties, which form part of the Silveria Project. The outcome of the proceeding is uncertain and its resolution will determine whether there is a loss or impairment of the Company’s interest in the Silveria Project.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 15 – SUBSEQUENT EVENTS (Continued)

d)	Empire Mine Property Settlement Agreement

Subsequent to year-end, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners of the Empire Mine Property in connection with the legal proceedings commenced in June 2006. The settlement is subject to court approval and completion of a satisfactory due diligence review. As at November 30, 2007, the Company wrote down the Empire Mine project to the net recoverable amount of $900,000 in light of this settlement (Note 7b).

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Cdn GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Material measurement differences to these consolidated financial statements are as follows:

Applying US GAAP, the consolidated balance sheets would be as follows:

	2007		2006

	US GAAP	Cdn GAAP	US GAAP	Cdn GAAP
	$	$	$	$
Assets

Current Assets	535,097	535,097	273,954	273,954
Marketable Securities (b)	478,170	478,170	274,128	219,037
Due from Related Parties	-	-	18,203	18,203
Due from Joint Venture Partner	52,821	52,821	-	-
Reclamation Bond	6,818	6,818	6,818	6,818
Equipment	300,003	300,003	8,395	8,395
Mineral Properties (a)	1,789,953	3,249,024	1,299,468	2,781,047

	3,162,862	4,621,933	1,880,966	3,307,454
Liabilities

Accounts Payable and Accrued Liabilities	173,262	173,262	498,440	498,440
Short-Term Loan	200,000	200,000	-	-
Deferred Gain on Contribution to Joint Venture (c)	-	178,502	-	-

Shareholders’ Equity

Share Capital	10,029,591	10,029,591	6,626,840	6,626,840
Contributed Surplus	1,222,406	1,222,406	924,607	924,607
Accumulated Other Comprehensive Loss	(76,409)	(76,409)	-	-
Deficit	(8,385,988)	(7,105,419)	(6,168,921)	(4,742,433)

	2,789,600	4,070,169	1,382,526	2,809,014

	3,162,862	4,621,933	1,880,966	3,307,454

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The effect of measurement difference between Cdn GAAP and US GAAP on the Company’s net loss for the years ended November 30, 2007 and 2006 is summarized below:

	2007	2006
	$	$

Net Loss for the Year in Accordance with Cdn GAAP	(2,362,986)	(1,460,225)
Current Year Mineral Exploration Costs (a)	(604,536)	(1,436,186)
Writedown Mineral Property (a)	810,226	-
Unrealized Gain on Marketable Securities (b)	(55,091)	55,091
Amortized Gain on Contribution to Joint Venture (c)	(4,680)	-

Net Loss for the Year in Accordance with US GAAP	(2,217,067)	(2,841,320)

Basic and Diluted Loss per Share under US GAAP	(0.08)	(0.15)

Weighted Average Number of Shares Outstanding	27,718,098	19,375,422

Basic and diluted weighted average number of shares outstanding is consistent under both US GAAP and Cdn GAAP.

The effect of measurement differences between Cdn GAAP and US GAAP on the consolidated statement of cash flows for the years ended November 30, 2007 and 2006 are summarized below:

Cash Flows from Operating Activities under Cdn GAAP	(1,696,914)	(566,553)
Current Year Mineral Exploration Costs (a)	(604,536)	(1,436,186)
Cash Flows from Operating Activities under US GAAP	(2,301,450)	(2,002,739)
Cash Flows from Investing Activities under Cdn GAAP	(1,108,409)	(1,844,416)
Current Year Mineral Exploration Costs (a)	604,536	1,436,186
Cash Flows from Investing Activities under US GAAP	(503,873)	(408,230)

(a)	Mineral Properties and Exploration Costs

Under Canadian GAAP, the initial purchase cost of mining properties as well as all exploration expenditures are capitalized and amortized over the estimated life of the property following the commencement of commercial production, or written-off if the property is sold or abandoned.

Under US GAAP, the initial purchase cost of mining properties is capitalized. Subsequent exploration costs relating to mineral properties for which commercial feasibility has not yet been established are expensed in the period incurred.

Accordingly, all exploration expenditures incurred in 2007 and 2006 relating to mineral properties have been expensed for US GAAP reporting purposes.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)	Marketable Securities

Under Cdn GAAP prior to December 01, 2006, the Company recorded marketable securities at the lower of cost or market value. Subsequent to that date, the Company classifies its marketable securities as available-for-sale financial assets which are recognized at fair value with any unrealized gain or loss on the change in fair value being recognized in Other Comprehensive Income.

In accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, US GAAP requires investments that are bought and held principally for the purpose of selling them in the near term to be classified as “trading securities” and reported at fair value with unrealized gains and losses recorded in operations. For the year ended November 30, 2006, the common shares of Wits Basin Precious Minerals Inc. held by the Company were considered trading securities and the Company recognized an unrealized gain of $55,091 in operations for US GAAP reporting purposes in 2006. These shares were disposed of in 2007.

For marketable securities acquired on or after December 01, 2006, the Company classifies these assets as available-for-sale under US GAAP which follows the same accounting treatment as under Cdn GAAP. Accordingly, there is no difference in the consolidated financial statements under Cdn GAAP or US GAAP for the year ended November 30, 2007

(c)	Accounting for Interest in Joint Venture

Under Cdn GAAP, investments in joint ventures are accounted for on a proportionate consolidation basis. Cdn GAAP permits the recognition of gains on contribution of assets to a joint venture in exchange for an ownership interest to the extent of the interest of other non-related venturers.

Under US GAAP, interests in joint ventures are generally required to either be consolidated or accounted for by the equity method. However, in accordance with Emerging Issues Task Force (EITF) Issue No. 00- 1, interests in unincorporated joint ventures may be accounted for by proportionate consolidation. US GAAP does not permit the recognition of gain on transfer of assets if the only consideration received is an interest in the joint venture.

Accordingly, the Company has accounted for its 50% interest in the Vianey Mine Project, an unincorporated joint venture, using proportionate consolidation under both Cdn and US GAAP. For US GAAP purposes, the recognition of the gain of $183,182 (Note 7c) on contribution to joint venture is reversed.

(d)	Stock Based Compensation

The Company’s policy for accounting for stock-based compensation awards under Cdn GAAP is disclosed in Note 3(j). For US GAAP purposes, the Company uses the fair value method of accounting for stock- based compensation, a treatment consistent with the accounting treatment used for Cdn GAAP, under the Statement of Financial Accounting Standards (“SFAS”) No. 123R “Accounting for Stock-Based Compensation”. Accordingly, the Company considers there were no material differences in the treatment by the Company with respect to stock-based compensation under Cdn GAAP or US GAAP for the years ended November 30, 2007 and 2006.

JOURNEY RESOURCES CORP.

Notes to the Consolidated Financial Statements
For the Years Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 16 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e)	Income Taxes

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the Canadian CICA Handbook which is substantially consistent with SFAS No. 109 “Accounting for Income Taxes”. For US GAAP purposes, SFAS No. 109 requires deferred tax assets to be measured at only enacted tax rates.

As at November 30, 2007 and 2006, the applicable tax rates used by the Company to determine future income tax assets have been enacted. These future income tax assets were reduced to $Nil by a valuation allowance, which is consistent with the accounting treatment under US GAAP. Accordingly, there is no difference in the consolidated financial statements under Cdn GAAP or US GAAP for the years ended November 30, 2007 and 2006.

(g)	Recent United States Accounting Pronouncements

	(i)	Fair Value Measurements

In September 2006, FASB issued SFAS 157 “Fair Value Measurements” to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. The standard is effective for fiscal period beginning after November 15, 2007. The adoption of this statement does not have a material effect on these consolidated financial statements.

	(ii)	Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS 159 “Fair Value Option for Financial Assets and Liabilities” to permit entities to measure eligible financial instruments at fair value. The standard is effective for fiscal period beginning after November 15, 2007. The adoption of this statement does not have a material effect on these consolidated financial statements.